UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                            COLLECTIVE BRANDS, INC.
                               -----------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  19421W100
                                  ---------
                                (CUSIP Number)

                               Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               December 24, 2008
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 10



CUSIP NO. 19421W100              SCHEDULE 13D                     Page 2 of 10


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)       94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       3,121,046**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  3,121,046**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,046**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 4.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 19421W100              SCHEDULE 13D                     Page 3 of 10


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)       94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       3,121,046**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  3,121,046**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,046**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 4.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 19421W100              SCHEDULE 13D                     Page 4 of 10


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP IV, L.L.C.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      26-0588693
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      3,121,046**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 3,121,046**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,046**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                4.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 19421W100              SCHEDULE 13D                     Page 5 of 10


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP IV, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      26-0588732
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      3,121,046**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 3,121,046**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,046**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                4.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 19421W100              SCHEDULE 13D                     Page 6 of 10


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      3,121,046**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 3,121,046**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,121,046**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                4.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                 OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 19421W100              SCHEDULE 13D                     Page 7 of 10


Item 1.  Security and Issuer
----------------------------

This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on July 24, 2008 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP IV, L.L.C., a Delaware limited liability company ("Blum GP IV"); Blum Strategic GP IV, L.P., a Delaware limited partnership ("Blum GP IV LP"); Blum Strategic Partners IV, L.P., a Delaware limited partnership ("Blum Strategic IV"); and Saddlepoint Partners GP, L.L.C., a Delaware limited liability company ("Saddlepoint GP") (collectively, the "Reporting Persons").

This amendment relates to shares of common stock, $0.01 par value per share (the "Common Stock") of Collective Brands, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 3231 Southeast Sixth Avenue, Topeka, Kansas 66607-2207.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D as previously amended.


Item 2.  Identity and Background
---------------------------------

There have been no changes to Item 2 since the initial Schedule 13D filed on July 24, 2008.


Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

There have been no changes to Item 2 since the initial Schedule 13D filed on July 24, 2008.


Item 4.  Purpose of Transaction
--------------------------------

There have been no changes to Item 2 since the initial Schedule 13D filed on July 24, 2008.


                                  * * * * * *



CUSIP NO. 19421W100              SCHEDULE 13D                    Page 8 of 10


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on December 4, 2008, there were 63,760,446 shares of Common Stock issued and outstanding as of December 1, 2008. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 806,858 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, which represents 1.3% of the outstanding shares of the Common Stock; (ii) 2,142,788 shares of the Common Stock held by Blum GP IV which serves as general partner of Blum GP IV LP which, in turn, serves as the general partner of Blum Strategic IV, which represents 3.4% of the outstanding shares of the Common Stock; (iii) 20,400 shares of the Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents less than 0.1% of the outstanding shares of the Common Stock; and (iv) 75,500 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents 0.1% of the outstanding shares of the Common Stock and 75,500 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric"), which represents 0.1% of the outstanding shares of the Common Stock (collectively, the "Investment Advisory Clients"), with respect to which Blum LP has voting and investment power. Each Investment Advisory Client has entered into an investment management agreement with Blum LP, but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP IV and Saddlepoint GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 3,121,046 shares of the Common Stock, which is 4.9% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP IV, Blum GP IV LP and Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP IV LP, Blum GP IV or Saddlepoint GP.


                                  * * * * * *



CUSIP NO. 19421W100              SCHEDULE 13D                    Page 9 of 10


c) The Reporting Persons sold the following shares of Common Stock in the open market within the last 60 days:


Entity                            Trade Date    Shares    Price/Share
------                            ----------   --------   -----------
Investment partnerships for       12-22-2008     12,400       10.5549
which Blum LP serves as the       12-23-2008    108,600       10.1023
general partner.                  12-24-2008     63,721       10.0836


Entity                            Trade Date    Shares    Price/Share
------                            ----------   --------   -----------
The partnership for which         12-22-2008      4,800       10.5549
Saddlepoint GP serves as          12-23-2008     41,400       10.1023
general partner.                  12-24-2008     24,300       10.0836


(d) Not applicable.


(e) The Reporting Persons ceased to beneficially own 5% of the Issuer's issued and outstanding Common Stock on December 24, 2008.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as noted above, Blum LP has voting and investment power of the shares held by it for the benefit of The Investment Advisory Clients.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking


                                  * * * * * *



CUSIP NO. 19421W100              SCHEDULE 13D                    Page 10 of 10


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 2008


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.,
                                          its general partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    ---------------------------------     ---------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP IV, L.L.C.          BLUM STRATEGIC GP IV, L.P.
                                      By:  Blum Strategic GP IV, L.L.C.,
                                           its General Partner


By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
    ---------------------------------     ---------------------------------
     Gregory D. Hitchan                   Gregory D. Hitchan
     Managing Member                      Managing Member



SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Capital Partners, L.P.
     its Managing Member
By:  Richard C. Blum & Associates, Inc.,
     its General Partner


By: /s/ Gregory D. Hitchan
    ---------------------------------
     Gregory D. Hitchan
     Partner, Chief Operating Officer,
     General Counsel and Secretary


                                  * * * * * *



CUSIP NO. 19421W100              SCHEDULE 13D                      Page 1 of 1

                                   Exhibit A

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  December 29, 2008


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.,
                                          its general partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    ---------------------------------     ---------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP IV, L.L.C.         BLUM STRATEGIC GP IV, L.P.
                                      By:  Blum Strategic GP IV, L.L.C.,
                                           its General Partner


By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
    ---------------------------------     ---------------------------------
     Gregory D. Hitchan                    Gregory D. Hitchan
     Managing Member                       Managing Member



SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Capital Partners, L.P.
     its Managing Member
By:  Richard C. Blum & Associates, Inc.,
     its General Partner


By: /s/ Gregory D. Hitchan
    ---------------------------------
     Gregory D. Hitchan
     Partner, Chief Operating Officer,
     General Counsel and Secretary